UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(a)


                      John B. Sanfilippo & Son, Inc.
                      ------------------------------
                             (Name of Issuer)


                  Common Stock, par value $.01 per share
                  --------------------------------------
                      (Title of Class of Securities)


                              800422 10 7
                              -----------
                             (CUSIP Number)

                         Jerry J. Burgdoerfer
          Jenner & Block LLP, One IBM Plaza, Chicago, IL 60611
                            312-923-2820
          ----------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                    Notices and Communications)



                            April 5, 2004
                            -------------
        (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------------------

CUSIP No.  800422 10 7

-----------------------------------------------------------------------
  1.  Names of Reporting Persons.
      I.R.S. Identification No. of above persons (entities only).

            Jasper B. Sanfilippo
-----------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group*
      (a) [X]**
      (b) [ ]

      ** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 86,136 shares of
      Common Stock, which in the aggregate represents 52.2% of the voting power of the Company's common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.
-----------------------------------------------------------------------
  3.  SEC Use Only
-----------------------------------------------------------------------
  4.  Source of Funds*

            Not Applicable.
-----------------------------------------------------------------------
  5.  Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).  [ ]
-----------------------------------------------------------------------
  6.  Citizenship or Place of Organization

            United States
-----------------------------------------------------------------------

NUMBER OF      7.    Sole Voting Power  (Represents (a) 1,360,731 shares
                                        of Class A Stock, $.01
SHARES                                  per share, which is convertible
                      1,544,776         into Common Stock, par value $.01
BENEFICIALLY                            per share, held directly by Mr.
                                        Sanfilippo, (b) 163,045 shares
OWNED BY                                of Class A Common Stock held by
                                        Mr. Sanfilippo as trustee of
EACH                                    certain trusts and (c) 21,000
                                        shares of Common Stock held
REPORTING                               directly by Mr. Sanfilippo.)
               --------------------------------------------------------
PERSON         8.    Shared Voting Power

WITH                     18,832          (Represents shares of Common
                                         Stock held by Mr. Sanfilippo
                                         as co-trustee of the
                                         Sanfilippo Family
                                         Education Trust.)
               --------------------------------------------------------
               9.    Sole Dispositive Power

                      1,544,776
               --------------------------------------------------------
               10.   Shared Dispositive Power

                         18,832
-----------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person

           1,563,608
-----------------------------------------------------------------------
 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares*  [ ]
-----------------------------------------------------------------------

 13.  Percent of Class Represented by Amount in Row (11)

            16.3% (44.9% of the combined voting power)
-----------------------------------------------------------------------
 14.  Type of Reporting Person*

            IN
-----------------------------------------------------------------------

CUSIP No.  800422 10 7

-----------------------------------------------------------------------
  1.  Names of Reporting Persons.
      I.R.S. Identification No. of above persons (entities only).

            Marian R. Sanfilippo
-----------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group*
      (a) [X]**
      (b) [ ]

      ** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 86,136 shares of
      Common Stock, which in the aggregate represents 52.2% of the voting power of the Company's common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.
-----------------------------------------------------------------------
  3.  SEC Use Only
-----------------------------------------------------------------------
  4.  Source of Funds*

            Not Applicable.
-----------------------------------------------------------------------
  5.  Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).  [ ]
-----------------------------------------------------------------------
  6.  Citizenship or Place of Organization

            United States
-----------------------------------------------------------------------

NUMBER OF      7.    Sole Voting Power  (Includes (a) 24,500 shares
                                        of Class A Stock, $.01
SHARES                                  per share, which is convertible
                         32,652         into Common Stock, par value $.01
BENEFICIALLY                            per share, and (b) 8,152 shares
                                        of Common Stock, all of which
OWNED BY                                are held directly by Mrs.
                                        Sanfilippo.)
EACH           --------------------------------------------------------
               8.    Shared Voting Power
REPORTING
                         18,832         (Represents shares of Common
PERSON                                  Stock held by Mr. Sanfilippo
                                        as co-trustee of the
WITH                                    Sanfilippo Family
                                        Education Trust.)
               --------------------------------------------------------
               9.    Sole Dispositive Power

                         32,652
               --------------------------------------------------------

               10.   Shared Dispositive Power

                         18,832
-----------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            51,484
-----------------------------------------------------------------------
 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares*  [ ]
-----------------------------------------------------------------------

 13.  Percent of Class Represented by Amount in Row (11)

            0.6% (0.8% of the combined voting power)
-----------------------------------------------------------------------
 14.  Type of Reporting Person*

            IN
-----------------------------------------------------------------------

CUSIP No.  800422 10 7

-----------------------------------------------------------------------
  1.  Names of Reporting Persons.
      I.R.S. Identification No. of above persons (entities only).

            Jeffrey T. Sanfilippo
-----------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group*
      (a) [X]**
      (b) [ ]

      ** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 86,136 shares of
      Common Stock, which in the aggregate represents 52.2% of the voting power of the Company's common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.
-----------------------------------------------------------------------
  3.  SEC Use Only
-----------------------------------------------------------------------
  4.  Source of Funds*

            Not Applicable.
-----------------------------------------------------------------------
  5.  Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).  [ ]
-----------------------------------------------------------------------
  6.  Citizenship or Place of Organization

            United States
-----------------------------------------------------------------------

NUMBER OF      7.    Sole Voting Power  (Represents (a) 44,044 shares
                                        of Class A Stock held by Mr.
SHARES                                  Sanfilippo as trustee of the
                         54,044         Jeffrey T. Sanfilippo
BENEFICIALLY                            Irrevocable Truste, dated
                                        April 7, 2004 and (b) 10,000
OWNED BY                                shares of Common Stock held
                                        by Mr. Sanfilippo directly.)
EACH           --------------------------------------------------------
               8.    Shared Voting Power
REPORTING
                         18,832         (Represents shares of Common
PERSON                                  Stock held by Mr. Sanfilippo
                                        as co-trustee of the
WITH                                    Sanfilippo Family
                                        Education Trust.)
               --------------------------------------------------------
               9.    Sole Dispositive Power

                         54,044
               --------------------------------------------------------

               10.   Shared Dispositive Power

                         18,832
-----------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            72,876
-----------------------------------------------------------------------
 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares*  [ ]
-----------------------------------------------------------------------

 13.  Percent of Class Represented by Amount in Row (11)

            0.9% (1.4% of the combined voting power)
-----------------------------------------------------------------------
 14.  Type of Reporting Person*

            IN
-----------------------------------------------------------------------

CUSIP No.  800422 10 7

-----------------------------------------------------------------------
  1.  Names of Reporting Persons.
      I.R.S. Identification No. of above persons (entities only).

            Jasper B. Sanfilippo, Jr.
-----------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group*
      (a) [X]**
      (b) [ ]

      ** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 86,136 shares of
      Common Stock, which in the aggregate represents 52.2% of the voting power of the Company's common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.
-----------------------------------------------------------------------
  3.  SEC Use Only
-----------------------------------------------------------------------
  4.  Source of Funds*

            Not Applicable.
-----------------------------------------------------------------------
  5.  Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).  [ ]
-----------------------------------------------------------------------
  6.  Citizenship or Place of Organization

            United States
-----------------------------------------------------------------------

NUMBER OF      7.    Sole Voting Power  (Represents (a) 44,044 shares
                                        of Class A Stock held by Mr.
SHARES                                  Sanfilippo as trustee of the
                         44,044         Jasper B. Sanfilippo
BENEFICIALLY                            Irrevocable Trust, dated
                                        April 7, 2004.)
OWNED BY       --------------------------------------------------------
               8.    Shared Voting Power
EACH
                              0
REPORTING      --------------------------------------------------------
               9.    Sole Dispositive Power
PERSON
                         44,044
WITH           --------------------------------------------------------

               10.   Shared Dispositive Power

                              0
-----------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            44,044
-----------------------------------------------------------------------
 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares*  [ ]
-----------------------------------------------------------------------

 13.  Percent of Class Represented by Amount in Row (11)

            0.5% (1.3% of the combined voting power)
-----------------------------------------------------------------------
 14.  Type of Reporting Person*

            IN
-----------------------------------------------------------------------

CUSIP No.  800422 10 7

-----------------------------------------------------------------------
  1.  Names of Reporting Persons.
      I.R.S. Identification No. of above persons (entities only).

            John E. Sanfilippo
-----------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group*
      (a) [X]**
      (b) [ ]

      ** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 86,136 shares of
      Common Stock, which in the aggregate represents 52.2% of the voting power of the Company's common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.
-----------------------------------------------------------------------
  3.  SEC Use Only
-----------------------------------------------------------------------
  4.  Source of Funds*

            Not Applicable.
-----------------------------------------------------------------------
  5.  Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).  [ ]
-----------------------------------------------------------------------
  6.  Citizenship or Place of Organization

            United States
-----------------------------------------------------------------------

NUMBER OF      7.    Sole Voting Power  (Represents (a) 44,044 shares
                                        of Class A Stock held by Mr.
SHARES                                  Sanfilippo as trustee of the
                         72,196         John E. Sanfilippo
BENEFICIALLY                            Irrevocable Trust, dated
                                        April 7, 2004 and (b) 28,152
OWNED BY                                shares of Common Stock owned
                                        directly by Mr. Sanfilippo.)
EACH           --------------------------------------------------------
               8.    Shared Voting Power
REPORTING
                              0
PERSON         --------------------------------------------------------
               9.    Sole Dispositive Power
WITH
                         72,196
               --------------------------------------------------------

               10.   Shared Dispositive Power

                         72,196
-----------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            72,196
-----------------------------------------------------------------------
 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares*  [ ]
-----------------------------------------------------------------------

 13.  Percent of Class Represented by Amount in Row (11)

            0.9% (1.4% of the combined voting power)
-----------------------------------------------------------------------
 14.  Type of Reporting Person*

            IN
-----------------------------------------------------------------------

CUSIP No.  800422 10 7

-----------------------------------------------------------------------
  1.  Names of Reporting Persons.
      I.R.S. Identification No. of above persons (entities only).

            James J. Sanfilippo
-----------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group*
      (a) [X]**
      (b) [ ]

      ** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 86,136 shares of
      Common Stock, which in the aggregate represents 52.2% of the voting power of the Company's common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.
-----------------------------------------------------------------------
  3.  SEC Use Only
-----------------------------------------------------------------------
  4.  Source of Funds*

            Not Applicable.
-----------------------------------------------------------------------
  5.  Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).  [ ]
-----------------------------------------------------------------------
  6.  Citizenship or Place of Organization

            United States
-----------------------------------------------------------------------

NUMBER OF      7.    Sole Voting Power  (Represents (a) 44,044 shares
                                        of Class A Stock held by Mr.
SHARES                                  Sanfilippo as trustee of the
                         44,044         James J. Sanfilippo
BENEFICIALLY                            Irrevocable Trust, dated
                                        April 7, 2004.)
OWNED BY       --------------------------------------------------------
               8.    Shared Voting Power
EACH
                              0
REPORTING      --------------------------------------------------------
               9.    Sole Dispositive Power
PERSON
                         44,044
WITH           --------------------------------------------------------

               10.   Shared Dispositive Power

                              0
-----------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            44,044
-----------------------------------------------------------------------
 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares*  [ ]
-----------------------------------------------------------------------

 13.  Percent of Class Represented by Amount in Row (11)

            0.5% (1.3% of the combined voting power)
-----------------------------------------------------------------------
 14.  Type of Reporting Person*

            IN
-----------------------------------------------------------------------

CUSIP No.  800422 10 7

-----------------------------------------------------------------------
  1.  Names of Reporting Persons.
      I.R.S. Identification No. of above persons (entities only).

            Lisa A. Evon
-----------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group*
      (a) [X]**
      (b) [ ]

      ** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 86,136 shares of
      Common Stock, which in the aggregate represents 52.2% of the voting power of the Company's common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.
-----------------------------------------------------------------------
  3.  SEC Use Only
-----------------------------------------------------------------------
  4.  Source of Funds*

            Not Applicable.
-----------------------------------------------------------------------
  5.  Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).  [ ]
-----------------------------------------------------------------------
  6.  Citizenship or Place of Organization

            United States
-----------------------------------------------------------------------

NUMBER OF      7.    Sole Voting Power  (Represents (a) 44,044 shares
                                        of Class A Stock held by Ms.
SHARES                                  Evon as trustee of the
                         44,044         Lisa A. Evon
BENEFICIALLY                            Irrevocable Trust, dated
                                        April 7, 2004.)
OWNED BY       --------------------------------------------------------
               8.    Shared Voting Power
EACH
                              0
REPORTING      --------------------------------------------------------
               9.    Sole Dispositive Power
PERSON
                         44,044
WITH           --------------------------------------------------------

               10.   Shared Dispositive Power

                              0
-----------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            44,044
-----------------------------------------------------------------------
 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares*  [ ]
-----------------------------------------------------------------------

 13.  Percent of Class Represented by Amount in Row (11)

            0.5% (1.3% of the combined voting power)
-----------------------------------------------------------------------
 14.  Type of Reporting Person*

            IN
-----------------------------------------------------------------------

                        Introductory Statement
                        ----------------------

This Schedule 13D is being filed jointly by the persons listed in Item 2 below, which persons are sometimes individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the action described in Item 4 of this Schedule 13D and are thus eligible to make a joint filing under Rule 13d-1(k) promulgated under the Exchange Act. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the Common Stock, par value $.01 per share ("Common Stock"), and Class A Common Stock, par value $.01 per share ("Class A Stock"), of the Company beneficially owned by any other Reporting Person.

This joint filing shall also serve to amend (i) Amendment No. 5 to the
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Jasper B. Sanfilippo on September 23, 1997 and (ii) Amendment No. 3 to the Schedule 13D filed with the Commission by Marian R. Sanfilippo on September 23, 1997.

The only individuals identified in Item 2 below who are required to file Schedule 13D based on their beneficial ownership of a class of the Company's Securities are Jasper B. Sanfilippo and Marian R. Sanfilippo. The other Reporting Persons listed are participating in this group filing solely to identify themselves as a group under
Section 13(d)(3) of the Exchange Act. The Company qualifies as a "controlled company" for purposes of Section 4350(c) of the Nasdaq Marketplace Rules based on the aggregate stock ownership of the Reporting Persons -- See Item 4(c) below for additional detail.

Item 1.  Security and Issuer.
-----------------------------
This Schedule 13D relates to the Common Stock of John B. Sanfilippo & Son, Inc., a Delaware corporation ("JBSS" or the "Company"), with its principal executive offices at 2299 Busse Road, Elk Grove Village, Illinois 60007. Each Reporting Person owns shares of Class A Stock, which is convertible into shares of Common Stock, and Jasper B. Sanfilippo, Marian R. Sanfilippo, Jeffrey T. Sanfilippo and John E. Sanfilippo own shares of Common Stock.

Item 2.  Identity and Background
--------------------------------
This Schedule 13D is being filed jointly by the individual shareholders set forth below. All principal occupations listed are positions held with the Company.

Shareholder / Address            Occupation/Employment/Business Address
---------------------            --------------------------------------

Jasper B. Sanfilippo             Chairman of the Board of Directors and
Individually and as Co-trustee   Chief Executive Officer
of the Sanfilippo Family         2299 Busse Road
Education Trust                  Elk Grove Village, Illinois 60007
2299 Busse Road
Elk Grove Village, IL 60007

Marian R. Sanfilippo             None
Individually and as Co-trustee
of the Sanfilippo Family
Education Trust
2299 Busse Road
Elk Grove Village, IL  60007

Jeffrey T. Sanfilippo            Director and Executive Vice President
Individually and as Co-trustee   Sales and Marketing
of the Sanfilippo Family
Education Trust and Trustee
of the Jeffrey T. Sanfilippo
Irrevocable Trust, dated
April 7, 2004
2299 Busse Road
Elk Grove Village, IL 60007

Jasper B. Sanfilippo, Jr.        Director and Executive Vice
Trustee of the Jasper B.         President Operations
Sanfilippo Irrevocable Trust,
dated April 7, 2004
2299 Busse Road
Elk Grove Village, IL 60007

John E. Sanfilippo               None
Individually and as Trustee
of the John E. Sanfilippo
Irrevocable Trust,
dated April 7, 2004
2299 Busse Road
Elk Grove Village, IL 60007

James J. Sanfilippo              None
Trustee of the James J.
Sanfilippo Irrevocable
Trust, dated April 7, 2004
2299 Busse Road
Elk Grove Village, IL 60007

Lisa A. Evon                     Industrial Sales Manager
Trustee of the Lisa A. Evon
Irrevocable Trust, dated
April 7, 2004
2299 Busse Road
Elk Grove Village, IL 60007

Each Reporting Person is a citizen of the United States. During the last five years, no Reporting Person has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------
The transactions reported on this Schedule 13D involve dispositions of Company securities by the Reporting Persons identified in Item 4 below. Consequently, Item 3 is not applicable.

Item 4. Purpose of Transaction.
-------------------------------
The Reporting Persons are filing this Schedule 13D for the following purposes:

(a)   Disposition of Securities by Jasper B. Sanfilippo:
---------------------------------------------------------
To report the sale of shares of Common Stock by Jasper B. Sanfilippo in connection with a public offering of Common Stock by the Company pursuant to a Registration Statement on Form S-3 filed by the Company with the Commission on January 27, 2004, as amended. The public offering (the "Offering") covered 1,000,000 shares offered by the Company, 1,000,000 shares sold by certain selling stockholders (including certain of the Reporting Persons as trustees of certain trusts) and 300,000 shares of Common Stock sold (150,000 shares by the Company and 150,000 shares by certain selling stockholders) pursuant to an over-allotment option granted to the Company's underwriters. As co-trustee of the Sanfilippo Family Education Trust, a selling stockholder in the Offering, Mr. Sanfilippo sold 30,768 shares of Common Stock on March 29, 2004.

(b)   Disposition of Securities by Marian R. Sanfilippo:
--------------------------------------------------------
To report the sale of shares of Common Stock in connection with the Offering by Mrs. Sanfilippo as trustee of five trusts, the beneficiaries of which are the children of Mrs. Sanfilippo and Jasper
B. Sanfilippo. Mrs. Sanfilippo sold 670,000 shares of Common Stock in the Offering, 134,000 from each trust. Immediately prior to the Offering, all such shares were converted into Common Stock from Class A Stock held by the trusts. These sales were made from the following trusts:

                                                   Shares Sold in
              Trust Name                              Offering
              ----------                              --------

       John E. Sanfilippo Irrevocable Trust,
        dated October 8, 1996                          134,000

       Jeffrey T. Sanfilippo Irrevocable Trust,
        dated October 18, 1996                         134,000

       Jasper B. Sanfilippo, Jr. Irrevocable Trust,
        dated October 8, 1996                          134,000

       James J. Sanfilippo Irrevocable Trust,
        dated October 8, 1996                          134,000

       Lisa Sanfilippo Irrevocable Trust, dated
        January 21, 1993                               134,000
                                                       -------

          Total                                        670,000


Following the Offering, for each of the five trusts described above, Ms. Sanfilippo transferred all of the remaining 44,044 shares of Class A Stock in each trust into the corresponding new trusts identified in Item 2 hereof. Each of these five new trusts has as its sole beneficiary and trustee one of Mrs. Sanfilippo's five children.

Giving effect to the sales and transfers described above, Mrs. Sanfilippo's beneficial ownership consists entirely of 24,500 shares of Class A Stock owned directly by her, 8,152 shares of Common Stock owned directly by her and 18,832 shares of Common Stock owned held as co-trustee of the Sanfilippo Family Education Trust. Ms. Sanfilippo is no longer individually deemed to beneficially own greater than five percent of the Common Stock of the Company.

(c)   Formation of a Group and Nasdaq Controlled Company Exception:
-------------------------------------------------------------------
By filing this Schedule 13D, the Reporting Persons are providing notice (1) that they beneficially own, in the aggregate, securities of the Company controlling in excess of 50% of the voting power of the Company's common equity and (2) that, effective immediately, they intend to act as a group. As a result, the Company is a "controlled company" pursuant to Section 4350(c)(5) of the Nasdaq Marketplace Rules. As a controlled company, the Company will not be required to have a majority of independent directors on its board of directors or to comply with the Nasdaq corporate governance rules that require a majority of independent directors to determine the compensation of the CEO and other executive officers and select or recommend director nominees.

The possible activities of the Reporting Persons are subject to change at any time, and there can be no assurance that a Reporting Person will take or refrain from taking any actions with respect to such person's shares. The Reporting Persons reserve the right to, among other things, purchase or dispose of shares of Class A Common Stock, Common Stock and/or other securities of JBSS in accordance with the instruments and agreements governing such actions.
Item 5. Interest in Securities of the Issuer.

   (a)-(b) The Reporting Persons, as members of a group, are deemed to beneficially own an aggregate of 1,768,496 shares of Class A stock and 86,136 shares of Common stock. This represents 68.1% of the total outstanding shares of Class A Stock and 18.8% of the total outstanding shares of Common Stock, assuming the conversion of all such shares of Class A Stock into an equal number of shares of Common Stock.

The holders of Common Stock are entitled to elect one-fourth of the members of the Company's board of directors, rounded up to the nearest whole number. The holders of Class A Stock are entitled to elect the remaining directors. With respect to all matters other than the election of directors or any matters for which class voting is required by law, the holders of Common Stock and the holders of Class A Stock vote together as a single class, with the holders of Common Stock entitled to one vote per share of Common Stock and the holders of Class A Stock entitled to ten votes per share of Class A Stock.

Based on the relative voting rights of the Class A Stock and Common Stock, the Reporting Persons have or share 52.2% of the total outstanding voting power of the common equity of the Company. The stock ownership of each Reporting Person is as follows:

                                           Sole Voting    Shared
                   Sole Voting                and       Voting and
                       and                 Dispositive Dispositive     Total      Voting
                   Dispositive    Percent    Power of    Power of   Percent of   Power of
                    Power of     of Class     Common      Common      Common      Common
Reporting Person  Class A Stock   A Stock      Stock     Stock(1)    Stock(2)   Equity(3)
----------------  -------------  --------  ----------  -----------  ----------  ---------

Jasper B.
Sanfilippo           1,523,776     58.7%      21,000      18,832       16.3%      44.9%

Marian R.
Sanfilippo              24,500      0.9%       8,152      18,832        0.6%       0.8%

Jeffrey T.
Sanfilippo              44,044      1.7%      10,000      18,832        0.9%       1.4%

Jasper B.
Sanfilippo, Jr.         44,044      1.7%           -           -        0.5%       1.3%

John E.
Sanfilippo              44,044      1.7%      28,152           -        0.9%       1.4%

James J.
Sanfilippo              44,044      1.7%           -           -        0.5%       1.3%

Lisa A. Evon            44,044      1.7%           -           -        0.5%       1.3%
                  -------------  --------  ----------

  Total              1,768,496     68.1%      67,304      18,832       18.6%      52.2%


(1) Jasper B. Sanfilippo, Marian R. Sanfilippo and Jeffrey T. Sanfilippo share voting and dispositive power over 18,832 shares of Common Stock as co-trustees of the Sanfilippo Family Education Trust.

(2) The percentage of Common Stock beneficially owned by each Reporting Person assumes the conversion of all shares of Class A Stock held by such Reporting Person into an equal number of shares of Common Stock.

(3) The percentage of common equity beneficially owned by each Reporting Person assumes no conversion of Class A Stock into Common Stock and is calculated based on voting power of ten votes per share of Class A
Stock.

   (c) The Reporting Persons identified in Item 2 above have effected the following transactions in the common equity of the Company in the past 60 days:

          * Jasper B. Sanfilippo, Marian R. Sanfilippo and Jeffrey T. Sanfilippo together sold 30,768 shares of Common Stock as co-trustees of the Sanfilippo Family Education Trust in connection with the Offering on March 29, 2004 at a price of $35.75 per share before deducting underwriters' commissions and other expenses.

          * Marian R. Sanfilippo, as trustee of each of the Sanfilippo children's trusts identified in Item 4 above, sold an aggregate of 556,000 shares of Common Stock (111,200 shares from each trust) in the Offering on March 29, 2004 and an aggregate of 114,000 shares of Common Stock (22,800 shares from each trust) on April 5, 2004 in connection with the underwriters' exercise of their over-allotment option. All such shares were sold at $35.75 per share before deducting underwriters' commissions and other expenses and were converted into Common Stock from Class A Stock immediately prior to the Offering -- See Item 4 for additional detail.

          * Each of the five trusts that is a Reporting Person hereunder received a transfer of 44,044 shares of Class A Stock on April 7, 2004 from a corresponding family trust for which Marian R. Sanfilippo was trustee and possessed beneficial ownership;

   (d)  Not applicable.

   (e) As a result of the transactions and transfers identified above, as of April 7, 2004, Marian R. Sanfilippo is no longer deemed to be a beneficial owner of in excess of five percent of a class of the Company's securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.
---------------------------------------------------------------------
   (a)	Pursuant to the Restated Certificate, among other things:

        (i) So long as there is Class A Stock outstanding, holders of Common Stock and Class A Stock will vote together as one class with respect to all matters to be voted on by JBSS's stockholders, except (a) as required by law; (b) in connection with the election of any directors or class of directors elected by any series or class of preferred stock; or (c) the holders of Common Stock and any class or series of preferred stock granted the right to so vote, voting together as a separate class and excluding the holders of Class A Stock, are entitled to elect a number of directors equal to one-fourth (1/4) of the total number of directors constituting the entire Board of Directors while the holders of Class A Stock are entitled to elect the rest of the directors;

        (ii) Each record holder of Class A Stock is entitled at any time to convert any or all of the shares of such Class A Stock into an equal number of shares of Common Stock;

        (iii) Upon the sale, assignment, pledge or other transfer of any shares or any interest in shares of Class A Stock, other than a "Permitted Transfer" as described in Part 4(b) of Subdivision II of the Restated Certificate, all such transferred shares of Class A Stock will be automatically converted into an equal number of shares of Common Stock;

        (iv) All outstanding shares of Class A Stock will be automatically converted into an equal number of shares of Common Stock upon the date on which the number of outstanding shares of Class A Stock constitutes less than 12.5% of the total number of outstanding shares of Common Equity.

   (b) Jasper B. Sanfilippo, the Chairman of the Board and Chief Executive Officer of the Company, is the trustee of five trusts. As the trustee under these trusts Mr. Sanfilippo has the authority to vote, or to direct the vote, and to dispose, or to direct the disposition of the 163,045 shares of Class A Stock held in the aggregate by the trusts. The following table more specifically describes each trust by identifying the name of the trust, the grantor and the beneficiary of the trust (which, with respect to a particular trust, are the same person), and the number of shares of Class A Stock held by each trust. Mr. Sanfilippo is the father of the beneficiary under each trust.

          Trust                 Grantor and Beneficiary    Number of Shares
          -----                 -----------------------    ----------------
James J. Sanfilippo Trust
Agreement, dated
September 26, 1991              James J. Sanfilippo             32,609

Jasper B. Sanfilippo Trust
Agreement, dated
September 23, 1991              Jasper B. Sanfilippo            32,609

Lisa Ann Sanfilippo Trust
Agreement, dated                Lisa A. Evon (formerly
October 4, 1991                  Lisa Ann Sanfilippo)           32,609

Jeffrey T. Sanfilippo Trust
Agreement, dated
October 7, 1991                 Jeffrey T. Sanfilippo           32,609

John E. Sanfilippo Trust
Agreement, dated
October 2, 1991                 John E. Sanfilippo              32,609


The beneficiary under each trust is paid the income of the trust, including that derived from shares of Class A Stock, and so much of the principal of the trust, including shares of Class A Stock, as Mr.

Sanfilippo, as trustee, determines to be required or advisable based on certain criteria. The beneficiary under each trust has the right to receive the shares of JBSS held in trust under certain circumstances as provided in the respective trust agreements. Currently, the percentage of the shares of JBSS held in trust for the respective beneficiaries does not exceed five percent of the total number of outstanding shares of Common Stock.

Jasper B. Sanfilippo Jr., Lisa Ann Evon and Jeffrey T. Sanfilippo have each pledged 44,044 shares of JBSS Class A Stock, as beneficiaries under their trust agreements, to the Northern Trust Company to secure for each a separate secured revolving line of credit. The Northern Trust Company is entitled, upon default by a beneficiary under the credit agreements to sell the shares of Class A Stock pledged to it by the defaulting beneficiary in order to satisfy the defaulting beneficiary's loan obligations.

   (c) On December 31, 2003 Jasper B. Sanfilippo received a line of credit of $14,483,406 from Northern Trust Company, which matures on December 31, 2004. Mr. Sanfilippo has a total of 1,277,481 shares of Class A Common Stock pledged under this line of credit. The Class A Stock pledged as collateral secures, pursuant to the terms of the Loan Agreements, prompt payment and performance of all required actions by Mr. Sanfilippo. All payments under this line of credit are up to date and current.

  (d) In connection with the Offering, each of the selling stockholders in the Offering signed a Lock-Up Agreement which restricts transactions in the securities of the Company for a period of 90 days after the date of the final prospectus covering the Offering. Reporting Persons that signed a Lock-Up Agreement include Jasper B. Sanfilippo, Marian R. Sanfilippo as trustee of the trusts identified in Item 4 above, Jeffrey T. Sanfilippo and Jasper B. Sanfilippo, Jr. In addition, the shares of Class A Stock held by each of the Irrevocable Trusts identified in Item 2 above are subject to the Lock-Up Agreement executed by Marian R. Sanfilippo as a result of the transfers of shares described in Item 4(b) above. The Lock-Up Agreements expire on June 22, 2004. In addition, each holder of Class A Stock signed a Request for Waiver and Restriction on Transfer Agreement, dated January 22, 2004 by which the holder waived its right to voluntarily convert any shares of Class A Stock into Common Stock, and agreed to certain other restrictions on transfer, until the Restated Certificate has been amended to increase the number of shares of Common Stock authorized for issuance to a number sufficient to allow for the conversion of all outstanding shares of Class A Stock into Common Stock. In turn, the Company has agreed to seek such an increase at its next annual meeting of stockholders.

Item 7. Material to be Filed as Exhibits
----------------------------------------

                             EXHIBIT INDEX
                             -------------

      Exhibit No.    Description
      -----------    -----------

       Exhibit 1     Lock-Up Agreement of Jasper B. Sanfilippo, dated
                     March 9, 2004*

       Exhibit 2     Lock-Up Agreement of Marian R. Sanfilippo, dated
                     March 9, 2004*

       Exhibit 3 Lock-Up Agreement of Marian R. Sanfilippo, dated March 9, 2004, as Trustee of the John E. Sanfilippo Irrevocable Trust, dated October 8, 1996*

       Exhibit 4 Lock-Up Agreement of Marian R. Sanfilippo, dated March 9, 2004, as Trustee of the Jeffrey T.
                     Sanfilippo Irrevocable Trust, dated October 18, 1996*

       Exhibit 5 Lock-Up Agreement of Marian R. Sanfilippo, dated March 9, 2004, as Trustee of the Jasper B.
                     Sanfilippo, Jr. Irrevocable Trust, dated
                     October 8, 1996*

       Exhibit 6 Lock-Up Agreement of Marian R. Sanfilippo, dated March 9, 2004, as Trustee of the James J. Sanfilippo Irrevocable Trust, dated October 8, 1996*

       Exhibit 7 Lock-Up Agreement of Marian R. Sanfilippo, dated March 9, 2004, as Trustee of the Lisa Sanfilippo Irrevocable Trust, dated January 21, 1993*

       Exhibit 8     Lock-Up Agreement of Jeffrey T. Sanfilippo, dated
                     March 10, 2004*

       Exhibit 9 Lock-Up Agreement of Jasper B. Sanfilippo, Jr., dated March 10, 2004*

       Exhibit 10 Lock-Up Agreement of Jeffrey T. Sanfilippo, dated March 10, 2004, as Trustee of the Sanfilippo Family Education Trust*

       Exhibit 11    Request for Waiver and Restriction on Transfer**

*    Filed herewith.

**   Previously filed as Exhibit No. 10.36 to the Company's
     Registration Statement on Form S-3 (Registration No. 333-112221) on March 10, 2004.

                                 SIGNATURE
                                 ---------

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 21, 2004

                                 JASPER B. SANFILIPPO

                                 By:  /s/  JASPER B. SANFILIPPO
                                     --------------------------
                                     Jasper B. Sanfilippo, both
                                     Individually and as Trustee
                                     of the Sanfilippo Family
                                     Education Trust

                                 MARIAN R. SANFILIPPO

                                 By:  /s/  MARIAN R. SANFILIPPO
                                     --------------------------
		                     Marian R. Sanfilippo, both
                                     Individually and as Trustee
                                     of the Sanfilippo Family
                                     Education Trust

                                 JEFFREY T. SANFILIPPO

                                 By:  /s/  JEFFREY T. SANFILIPPO
                                     ---------------------------
		                     Jeffrey T. Sanfilippo, both
                                     Individually and as Trustee
                                     of the Sanfilippo Family
                                     Education Trust and the
                                     Jeffrey T. Sanfilippo
                                     Irrevocable Trust, dated
                                     April 7, 2004

                                 JOHN E. SANFILIPPO

                                 By:  /s/  JOHN E. SANFILIPPO
                                     ------------------------
                                     John E. Sanfilippo, both
                                     Individually and as Trustee
                                     of the John E. Sanfilippo
                                     Irrevocable Trust, dated
                                     April 7, 2004

                                 JASPER B. SANFILIPPO, JR.

                                 By:  /s/  JASPER B. SANFILIPPO, JR.
                                     -------------------------------
                                     Jasper B. Sanfilippo, Jr. as
                                     Trustee of the Jasper B.
                                     Sanfilippo Irrevocable
                                     Trust, dated April 7, 2004

                                 JAMES J. SANFILIPPO

                                 By:  /s/  JAMES J. SANFILIPPO
                                     -------------------------
		                     James J. Sanfilippo, as
                                     Trustee of the James J.
                                     Sanfilippo Irrevocable
                                     Trust, dated April 7, 2004

                                 LISA A. EVON

                                 By:  /s/  LISA A. EVON
                                     ------------------
		                     Lisa A. Evon, as Trustee of
                                     the Lisa A. Evon Irrevocable
                                     Trust, dated April 7, 2004